April 23, 2009

BY FIRST CLASS MAIL

Michael A. Woronoff, Esq.
Proskauer Rose LLP
2049 Century Park East, 32nd Floor
Los Angeles, CA 90067-3206

Re: Ares Capital Corporation (File No. 333-158211)

Dear Mr. Woronoff:

        We have reviewed the registration statement for Ares Capital Corporation (the "Fund")
filed on Form N-2 on March 25, 2009 in connection with the shelf registration of its common
stock, preferred stock, subscription rights, warrants and debt securities. Based on our review of
the registration statement, we have the following comments. The captions we use below
correspond to the captions the Fund uses in its registration statement.

<u>**PROSPECTUS**</u>**:**

**In Addition to Regulatory Restrictions that Restrict Our Ability to Raise Capital, the
Revolving Credit Facility and the CP Funding Facility Contain Various Covenants Which,
If Not Complied With, Could Accelerate Repayment Under These Facilities, Thereby
Materially and Adversely Affecting Our Liquidity, Financial Condition and Results of
Operations (Page 24)**

1.   The first sentence of the second paragraph states that, as of December 31, 2008, the Fund
was in compliance with its financial and operational covenants. Has the Fund determined its
compliance with the covenants as of a more recent date? If so, please update this disclosure to
reflect whether the Fund is in compliance with these covenants as of a more recent date.

**There Are Significant Potential Conflicts of Interest that Could Impact Our Investment
Returns (Page 28)**

2.   The second sentence of the fifth paragraph states that to the extent that the Fund or the
Adviser is able to exert influence over the Fund's portfolio companies, the hurdles applicable to
the Fund's incentive fee may provide the Adviser (subject to its fiduciary duty to us) with an
incentive to induce portfolio companies to accelerate or defer interest or other obligations owed

to the Fund from one calendar quarter to another under circumstances where accrual would not otherwise occur, such as acceleration or deferral of the declaration of a dividend or the timing of a voluntary redemption. Please describe in this section the circumstances under which the Adviser could engage in this activity without breaching its fiduciary duty to the Fund.

Use of Proceeds (Page 43)

3.   Please disclose in this section how long it is expected to take to fully invest net proceeds in accordance with the Fund's investment objectives and policies, the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay. See Item 7.2 of Form N-2.

GENERAL COMMENTS:

4.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

5.   We note that portions of the filing is incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

6.   If you intend to omit certain information from the form of prospectus included with the registration statement that are declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendments.

7.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

8.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

9.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6949.

Sincerely,

Christian T. Sandoe
Senior Counsel